Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF AIFU INC.

The business address of each of the following directors and executive officers is 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

Name	Citizenship	Position
Hang Suong Nguyen	Vietnam	Chairwoman of the Board
Mingxiu Luan	PRC	Vice-Chairperson of the Board and Chief Executive Officer
Jianyun Ye	PRC	Independent Director
Jiaxing Shi	PRC	Independent Director
Changfu Li	PRC	Independent Director
Huaguang Huang	PRC	Chief Financial Officer

DIRECTORS AND EXECUTIVE OFFICERS OF CISG HOLDINGS LTD.

The business address of each of the following directors of CISG Holdings Ltd. is 27/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

Name	Citizenship	Position
Hui Wang	PRC	Director

CISG Holdings Ltd. is 100% held by AIFU Inc.